UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Samdrew VII, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    David N. Feldman and Barbra Barth Feldman
                            970 Browers Point Branch
                             Hewlett Neck, NY 11598
                                 (212) 869-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Barbra Barth Feldman and David N. Feldman
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).........X.......................................................

            (b).................................................................

--------------------------------------------------------------------------------

      3.    SEC Use Only .......................................................

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) (See item 3).....PF..............

--------------------------------------------------------------------------------

      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization ...............U.S.A...........

--------------------------------------------------------------------------------

                  7.    Sole Voting Power ...........150,000....................

                 ---------------------------------------------------------------

                  8.    Shared Voting Power ....................................
Number of
Shares           ---------------------------------------------------------------
Beneficially
Owned by          9.    Sole Dispositive Power.......150,000....................
Each
Reporting        ---------------------------------------------------------------
Person With
                  10.   Shared Dispositive Power ...............................

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person .......
            ..........150,000...................................................

--------------------------------------------------------------------------------

      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11)..................
            ................50%.................................................

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions).........................
            ................IN..................................................

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Samdrew VII, Inc., whose principal executive offices are located at 970 Browers Point Branch, Hewlett Neck, NY 11598 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The names of the reporting  persons are Barbra Barth Feldman and David
      N. Feldman (the "Reporting Persons").

      (b) The business address of the Reporting Persons is 420 Lexington Avenue, Suite 2620, New York, NY 10170.

      (c) The Reporting Persons' present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

            (i) Barbra Barth Feldman - none.

            (ii) David N. Feldman is Managing Partner of Feldman Weinstein & Smith LLP located at 420 Lexington Avenue, Suite 2620, New York, NY 10170.

      (d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Persons were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Persons are citizens of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Barbra Barth Feldman purchased the 150,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $200.00. The source of funding for this purchase was through personal funds. David N. Feldman is the husband of Barbra Barth Feldman and consequently indirectly owns the 150,000 shares of Common Stock purchased by Barbra Barth Feldman.

ITEM 4. PURPOSE OF TRANSACTION.

      None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Persons beneficially own an aggregate of 150,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed May 9, 2006.)

      (b) The Reporting Persons have the sole right to vote and dispose, or direct the disposition, of the 150,000 shares of Common Stock owned by the Reporting Persons.

      (c) The 150,000 shares of Common Stock reported herein were acquired by the Reporting Persons from the Issuer effective January 5, 2006.

      (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 150,000 shares of Common Stock owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      David N. Feldman is the husband of Barbra Barth Feldman.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  July 8, 2006


                                  BARBRA BARTH FELDMAN



                                  /s/ Barbra Barth Feldman


                                  DAVID FELDMAN



                                  /s/ David N. Feldman